

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2011

Via E-mail
Puissant Industries, Inc.
c/o Brenda Lee Hamilton, Esq.
Hamilton & Associates Law Group, P.A.
101 Plaza Real South, Suite 201 S
Boca Raton, Florida 33432

>   **Re: Puissant Industries, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 13, 2011**
>   **File No. 333-174222**

Dear Ms. Hamilton:

Our preliminary review of Puissant Industries' registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Specifically, we note that the company has not provided a report of its independent accountant, nor has it provided financial statements as of the end of each of its two most recent fiscal years as required by Rule 8-02 of Regulation S-X. Additionally, please note that any future amendments will require the company to present updated financial statements as required by Rule 8-08 of Regulation S-X.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief